  EXHIBIT 99.1

December 5, 2017	News Release 17-21

Regional Exploration Update

Vancouver, British Columbia December 5, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to provide an update on its regional grass-roots exploration program on the Bowser Claim Group east of the Brucejack Mine. An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in Spring 2018.

The comprehensive regional exploration program has included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

As results continue to be received, review and analysis of the extensive regional database continues with the expectation that additional high- priority areas will be identified.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the 2017 regional grassroots exploration program.

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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